UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

(Name of Subject Company)

N.A.

(Translation of Subject Company’s Name into English (if applicable))

United Mexican States

(Jurisdiction of Subject Company’s Incorporation or Organization)

América Móvil, S.A.B. de C.V.

(Name of Person(s) Furnishing Form)

Common Stock, with no par value

(Title of Class of Subject Securities)

14574P101

(CUSIP Number of Class of Securities (if applicable))

Rafael Robles Mejia

Bufete Robles Miaja, S.C.

Bosque de Alisos 47-A PB A2-01

Bosques de las Lomas 05120

México, D.F.

(5255) 2167-2120

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to

Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Nicolas Grabar, Esq.

Daniel Sternberg, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

May 11, 2010

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Attachment	Description

A.	Disclosure Statement, dated May 11, 2010

(b)	Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the documents filed as Exhibit A.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	See Home Jurisdiction Documents disclosed in Part I, Item 1.

(2)	Not applicable.

(3)	Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by América Móvil, S.A.B. de C.V. concurrently with the filing of the Form CB on May 11, 2010.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ ALEJANDRO CANTÚ JIMÉNEZ
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-Fact
Date:	May 11, 2010

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